UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Callaway Golf Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

131193104

(CUSIP Number)

Trent Dawson

WestRiver Management, LLC

920 5th Ave, Ste 3450

Seattle, WA 98104

425-952-3950

Copy to:

David Clarke, Esq.

Eric DeJong, Esq.

Perkins Coie LLP

1201 3rd Avenue

Seattle, WA 98101

206-359-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP Number 131193104

1.	Name of Reporting Person WestRiver Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 512,019*
	8.	Shared Voting Power 6,934,369*
	9.	Sole Dispositive Power 512,019*
	10.	Shared Dispositive Power 249,405*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,446,388*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5. Mr. Anderson is the sole member and sole manager of WestRiver Management, LLC.
**	Based on 185,969,733 shares outstanding as of August 31, 2021, as disclosed in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on September 16, 2021.

CUSIP Number 131193104	13D	Page 2 of 6 pages

1.	Name of Reporting Person Erik J Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 570,914*
	8.	Shared Voting Power 6,934,369*
	9.	Sole Dispositive Power 570,914*
	10.	Shared Dispositive Power 6,934,369*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,505,283
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%**
14.	Type of Reporting Person (See Instructions) IN

*

See Items 2, 4 and 5. As more particularly described in Item 5, Mr. Anderson may be deemed to have beneficial ownership of the Issuer Common Shares that are owned directly by TGP Advisors, LLC, TGP Investors, LLC and TGP Investors II, LLC. Shares with respect to which Mr. Anderson is reflected as having sole voting power and sole dispositive power in rows 7 and 9 above include 512,019 shares owned directly by WestRiver Management, LLC, 10,304 shares owned directly by Mr. Anderson, and 48,591 shares owned directly by a family limited liability company of which Mr. Anderson is the sole manager. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Anderson that he is the beneficial owner of any of the Issuer Common Shares owned directly by TGP Advisors, LLC, TGP Investors, LLC or TGP Investors II, LLC for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	Based on 185,969,733 shares outstanding as of August 31, 2021, as disclosed in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on September 16, 2021.

CUSIP Number 131193104	13D	Page 3 of 6 pages

1.	Name of Reporting Person TGP Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 249,405*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 249,405*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 249,405
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 185,969,733 shares outstanding as of August 31, 2021, as disclosed in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on September 16, 2021.

CUSIP Number 131193104	13D	Page 4 of 6 pages

1.	Name of Reporting Person TGP Manager, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,684,964*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,684,964*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,684,964
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 185,969,733 shares outstanding as of August 31, 2021, as disclosed in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on September 16, 2021.

CUSIP Number 131193104	13D	Page 5 of 6 pages

1.	Name of Reporting Person TGP Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,474,968*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,474,968*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,474,968
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 185,969,733 shares outstanding as of August 31, 2021, as disclosed in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on September 16, 2021.

CUSIP Number 131193104	13D	Page 6 of 6 pages

1.	Name of Reporting Person TGP Investors II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,209,996*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,209,996*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,996
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%**
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 185,969,733 shares outstanding as of August 31, 2021, as disclosed in the Issuer’s final prospectus supplement filed with the Securities and Exchange Commission on September 16, 2021.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D filed by the Reporting Persons on March 18, 2021 (“Schedule 13D”) with respect to the Common Stock, par value $0.01 per share (the “Issuer Common Shares”), of Callaway Golf Company, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2180 Rutherford Road, Carlsbad, CA 92008-8815. Except as otherwise specified in this Amendment No. 1, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference.

As further described in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2021, the Issuer entered into an underwriting agreement with Goldman Sachs & Co. LLC, as representative of the underwriters named in such agreement (the “Representative”), pursuant to which an unrelated selling stockholder sold an aggregate of 4,600,000 Issuer Common Shares in an underwritten public offering (including the underwriters’ full exercise of an option to purchase up to an additional 600,000 Issuer Common Shares from such selling stockholder) (the “Secondary Offering”). The Secondary Offering was consummated on September 20, 2021. In connection with the Secondary Offering, and in accordance with the requirements of a market stand-off provision contained in the Registration Rights Agreement, TGP Investors, TGP Investors II and TGP Advisors entered into a customary lock-up agreement with the Representative pursuant to which they agreed, subject to certain exceptions, not to sell or otherwise transfer, directly or indirectly, any of their shares of Issuer Common Shares without the consent of the Representative for a period of 55 days following the date of the final prospectus supplement for the Secondary Offering (the “Lock-Up Agreement”). Effective September 29, 2021, with the consent of the Representative:

•

TGP Investors distributed a total of 7,527,374 Issuer Common Shares received pursuant to the Merger Agreement to its members in an in-kind for no additional consideration and in accordance with the terms of its governing documents;

•

TGP Investors II distributed a total of 3,779,381 Issuer Common Shares received pursuant to the Merger Agreement to its members in an in-kind for no additional consideration and in accordance with the terms of its governing documents; and

•

TGP Advisors distributed a total of 18,703 Issuer Common Shares received pursuant to the Merger Agreement to its members in an in-kind for no additional consideration and in accordance with the terms of its governing documents,

(collectively, the “Distribution-in-Kind”). A portion of the shares distributed by TGP Investors and TGP Investors II in connection with the Distribution-in-Kind were received by TGP Manager, LLC (“TGP Manager”), the managing member of TGP Investors and TGP Investors II, in consideration of its carried interest under the governing documents of those entities, and were further distributed-in-kind to TGP Manager’s members (including 512,019 shares received directly WestRiver and 48,591 shares received directly by a family limited liability company of which Mr. Anderson is the sole manager). A portion of the shares distributed by TGP Advisors in connection with the Distribution-in-Kind (10,304 shares) were received directly by Mr. Anderson as a member of that entity. As a condition to the Representative providing its consent to the Distribution-in-Kind, members of TGP Investors, TGP Investors II, TGP Advisors and TGP Manager, or the members of those members, who received shares as a result of the Distribution-in-Kind were required to agree to be bound by the Lock-Up Agreement with respect to such shares. Consequently, through November 9, 2021, such members are precluded from selling or otherwise transferring, subject to certain exceptions, the Issuer Common Shares they received in the Distribution-in-Kind without the consent of the Representative.

After giving effect to the Distribution-in-Kind:

•

TGP Advisors (i) owns directly 18,702 Issuer Common Shares outright and (ii) holds directly options to purchase an aggregate of 295,287 Issuer Common Shares, which were issued upon consummation of the Merger in exchange for certain Topgolf options held by TGP Advisors prior to the Merger (“Replacement Options”). The Replacement Options have the same terms and conditions (including as to vesting and expiration) as the Topgolf options they replace, except that the number of Issuer Common Shares and exercise price of the Replacement Options was adjusted based on an equity award exchange ratio set forth in the Merger Agreement. Replacement Options in respect of a total of 230,703 Issuer Common Shares are vested and exercisable as of September 29, 2021 or within 60 days thereof. The unvested Replacement Options vest in increments annually depending on the original date of grant of the Topgolf options they replaced.

•	TGP Investors owns directly 5,474,968 Issuer Common Shares;

•	TGP Investors II owns directly 1,209,996 Issuer Common Shares;

•	WestRiver owns directly 512,019 Issuer Common Shares;

•	Mr. Anderson owns directly 10,304 Issuer Common Shares, an RSU award for 573 Issuer Common Shares granted on March 9, 2021, and the May 2021 RSU Award described below; and

•	A family limited partnership of which Mr. Anderson is the sole manager owns directly 48,591 Issuer Common Shares.

On May 19, 2021, Mr. Anderson, who serves on the Issuer’s board of directors, received an annual award of restricted stock units for 4,063 Issuer Common Shares (“May 2021 RSU Award”) pursuant to the terms of the Issuer’s 2013 Non-Employee Directors Stock Incentive Plan (“NED Plan”). The May 2021 RSU Award vests one year after the date of grant and is otherwise subject to the terms of the NED Plan.

(c) Other than the Distribution-in-Kind (as defined above), the Reporting Persons have not engaged in any transaction during the past 60 days in any Issuer Common Shares.

(d) Not applicable.

(e) As a result of the Distribution-in-Kind, effective as of September 29, 2021 the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Issuer Common Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2021

WESTRIVER MANAGEMENT, LLC

By:	/s/ Erik J Anderson
Erik J Anderson
Its Manager

/s/ Erik J Anderson
Erik J Anderson

TGP ADVISORS, LLC

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J Anderson
Erik J Anderson
Its Manager

TGP MANAGER, LLC

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J Anderson
Erik J Anderson
Its Manager

TGP INVESTORS, LLC

By:	TGP Manager, LLC
Its Managing Member

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J Anderson
Erik J Anderson
Its Manager

TGP INVESTORS II, LLC

By:	TGP Manager, LLC
Its Managing Member

By:	WestRiver Management, LLC
Its Managing Member

By:	/s/ Erik J Anderson
Erik J Anderson
Its Manager